Exhibit 14.1

ENDOCEUTICS, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

General Overview

The Code of Business Conduct and Ethics (this “Code”) of EndoCeutics, Inc. (the “Corporation”) sets out the basic standards of ethics and conduct to which all of the Corporation’s directors, officers and employees are to be held. These standards are designed to deter wrongdoing and to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

This Code has been adopted by the Corporation’s Board of Directors (the “Board”) to demonstrate to the public and the Corporation’s shareholders the importance that management and the Board place on ethical conduct. This Code outlines certain areas where directors, officers and employees should exercise good judgment and, in some cases, caution as they discharge their decision-making responsibilities as they relate to Corporation affairs.

Except regarding accounting and various financial matters within the purview of the Audit Committee, as provided in this Code, the Nominating and Corporate Governance Committee (the “Governance Committee”) shall be generally charged with administering this Code.

Because a written code cannot answer all questions raised in the context of business relationships, the Corporation’s directors, officers and employees must take responsibility for recognizing and responding appropriately to specific situations as they arise. Reporting conduct resulting in violation or suspected violation of this Code is encouraged under the Corporation’s whistleblower policy set forth in Paragraph 15 of this Code and Appendix E attached hereto. In this regard, the Corporation does not allow anyone to discipline, discriminate against or retaliate against any person who reports such conduct in good faith or who cooperates in any investigation or inquiry regarding such conduct.

This Code shall be publicly available on the Corporation’s website and shall be provided in print to any shareholder who requests a copy, and the Corporation shall so state in its annual reports to the Securities and Exchange Commission (the “SEC”).

1.	Compliance with Laws; Ethical Conduct

Obeying the law, both in letter and in spirit, is the foundation on which this Corporation’s ethical standards are built. All directors, officers and employees must comply with, and must endeavor to ensure the Corporation complies with, all laws and regulations applicable to the Corporation wherever it does business, as well as the listing standards of any exchange on which the Corporation’s securities are traded. Directors, officers and employees are expected to use good judgment and common sense in seeking to comply and to ask for advice when they are uncertain about what is required.

Beyond compliance with laws, the Corporation requires that all its directors, officers and employees act in a manner which meets the highest standards of ethical behavior. It is prudent for each director, officer and employee to protect his or her own good reputation and also that of the Corporation, and to avoid transactions or situations in which his or her own interests conflict, or could be construed to conflict, with those of the Corporation. The Corporation will not condone ethical violations for the sake of personal gain, personal advantage, expediency or perceived business advantage.

2.	Scientific Integrity

Research integrity is fundamental to the scientific process and to the Corporation’s ability to bring products to market. All research and development must be conducted according to applicable laws and regulations and to the generally accepted ethical standards of the scientific community. Scientific misconduct, such as fabrication, falsification, or plagiarism in proposing, conducting or reporting research, disregards the intellectual contributions and property of others, impedes the progress of research and corrupts the scientific record and is prohibited.

3.	Fair Dealing

Each director, officer and employee should endeavor to respect the rights of and to deal fairly with the Corporation’s contract researchers, manufacturers, suppliers, distributors, competitors and other third parties, together with their respective representatives. No director, officer or employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other intentional act or practice.

Competition should be met fairly and honestly by providing high quality services in a timely and efficient manner. Unethical or illegal business practices, such as stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing disclosure of this type of information by past or present employees of other companies, are strictly prohibited.

4.	Protection and Proper Use of Corporation Assets

All directors, officers and employees should endeavor to protect the Corporation’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Corporation’s profitability. Corporation personnel, including directors and officers, are entrusted with the use of Corporation assets and resources for legitimate business purposes. The use of the Corporation’s funds for personal, improper or illegal purposes is strictly prohibited. The Corporation will take appropriate disciplinary action, including notifying the appropriate civil authorities, if this principle is violated. The use of any assets of the Corporation in a manner that is offensive, disruptive or destructive is prohibited.

Any suspected incident of fraud or theft should be immediately reported to the Chief Financial Officer or chairperson of the Governance Committee for investigation.

The obligation of personnel to protect the Corporation’s assets includes the Corporation’s proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks and copyrights, as well as business, marketing, product development and service plans, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Corporation policy. It could also be illegal and result in civil or even criminal penalties.

5.	Corporate Opportunities

No director, officer or employee may use corporate property, information or position for improper personal gain or compete with the Corporation either directly or indirectly. Directors, officers and employees owe a duty to the Corporation to advance the Corporation’s best legitimate interests. Except with the prior approval of the Board, directors, offices and employees shall refrain from engaging in any conduct which may compete with the Corporation or interfere with the Corporation’s pursuit of its business opportunities.

6.	Gifts, Gratuities and Business Entertainment.

No director, officer or employee shall accept any gift or other benefit that reasonably appears to be given in exchange, or as a reward, for any accommodation in connection with soliciting, negotiating or maintaining a business relationship for the Corporation. The following may usually be accepted without violating this rule:

•	modest, conventional business entertainment.

•	modest gifts offered on account of a family or personal relationship or as a token of appreciation upon a holiday or commonly recognized personal event, such as a wedding or promotion.

•	items that would be paid for by the Corporation as a reasonable business expense if not paid for by another party.

•	benefits available to the general public on the same terms.

However, the actual circumstances may raise concerns, so directors, officers and employees must be vigilant when accepting any gift or other benefit.

Any exceptions to this rule must be pre-approved by the Chief Financial Officer and documented. The Governance Committee shall have the authority to require that any gift be returned or entertainment be declined if determined not to be in the best interests of the Corporation.

7.	Payments to Government Personnel; Bribery

Bribery is a criminal act. No director, officer or employee may offer or give any form of bribe or kickback to any government official or other person in order to secure preferential treatment in connection with Corporation business. In addition, the U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Corporation policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. No gift or payment of any questionable, improper, or illegal nature will be allowed by or on behalf of the Corporation, directly or indirectly, regardless of motive, to or for the benefit of any governmental agency, officials, or their families or associates.

Under the Canadian Corruption of Foreign Public Officials Act (the “Corruption Act”), it is unlawful for any [director, officer and] employee to directly, or indirectly through an agent or middleman, give anything of value to foreign government officials, foreign political parties or officials or foreign candidates for public office for the purpose of obtaining or retaining business for the Corporation. All of the Corporation’s subsidiaries and employees, whether or not located in Canada, are subject to the Corruption Act. You should contact the Chief Financial Officer or the chairperson if you have any questions regarding a specific situation.

Bona fide inducements in the form of business terms must be reasonably related to the value to be received by the Corporation, competitively justified, authorized in accordance with Corporation guidelines and properly documented. They may be provided only to the party with which the Corporation has the business relationship and not directly or indirectly to any individual officer, employee or other agent of such party.

8.	Conflicts of Interest

The Corporation believes that it is in its best interests and is consistent with the obligations of directors, officers and employees of the Corporation that all business decisions reflect independent judgment and discretion, uninfluenced by any considerations other than those honestly believed to be in the best interests of the Corporation and its shareholders. Any actual or apparent conflict of interest between personal interests and those of the Corporation must be handled honestly and ethically in accordance with the following procedures. Any conflict of interest is prohibited unless it has gone through the process of disclosure, consultation and approval set forth below.

Full disclosure is the essential first step to remaining in full compliance with this policy. All directors, officers and employees must disclose any actual or reasonably apparent conflict of interest, including any existing or proposed transaction or relationship that reasonably could be expected to give rise to a conflict of interest. An employee must disclose such matters to his or her immediate supervisor (or, if that person is involved in the matter, to the Chairman who is responsible for consulting with the Governance Committee), as appropriate. Directors and officers must disclose such matters to the Chairman and to the chairperson or any other disinterested member of the Governance Committee charged with reviewing conflicts of interest.

The Board has adopted rules for what activities constitute conflicts of interest and potential conflicts of interests, as well as procedures for determining whether a relationship or transaction constitutes a conflict of interest, which it will review and, if appropriate, update from time to time. The current version of these rules and procedures are attached to this Code as Appendices A and B.

Following disclosure, any director, officer or employee must avoid or terminate any activity that involves an actual or reasonably apparent conflict of interest unless it is determined at the appropriate level that the activity is not a conflict of interest or is otherwise not harmful to the Corporation or improper. Any such determination shall be made by the disinterested members of the Governance Committee.

As a general rule, the Corporation does not allow its directors, officers or employees to participate or engage in business activities within the pharmaceutical industry outside of their employment with the Corporation. As a general rule, participation on a part time or other basis in any outside business or employment will be a conflict of interest if the director, officer or employee’s participation in that business could interfere with his or her ability to devote proper time and attention to his or her employment with the Corporation. Directors, officers and employees who are considering secondary employment or another engagement must first get written approval from the Governance Committee.

Restrictions on conflicts of interest and the receipt of improper benefits also apply to family members, dependents and affiliated persons. Directors, officers and employees are responsible for any conflicts that may arise for them due to their conduct and for the consequences to them of any improper benefits that they may receive.

A director, officer or employee has a potential conflict of interest whenever his or her affiliate has a significant interest in a transaction or a significant relationship with any customer, supplier or competitor of the Corporation. The director, officer or employee should not make or influence any decision which could directly or indirectly benefit his or her affiliate and, in order to protect the director, officer or employee and the Corporation from the appearance of a conflict of interest, all relationships of this nature will need to be reported to the chairperson or other disinterested member of the Governance Committee.

In order to speed things up regarding conflict of interest, each board member and officer must complete, sign and submit the required disclosure form as attached as Appendix C to the secretary of the Corporation within 30 days of first being elected to the board or appointed as an officer, and subsequently every year at least 3 months prior to the date set for the annual general meeting of shareholders. Board members and officers must also advise in writing the secretary of any changes to the information provided that happen during the course of the year and must do so within 30 days of such changes.

9.	Confidentiality

Directors, officers and employees must maintain the confidentiality of personal or non-public information entrusted to them by the Corporation, its customers, suppliers, distributors, manufacturers, vendors, contractors or other third parties, including any non-public information that might be of use to competitors, or harmful to the Corporation or its customers, if disclosed. Any use or public disclosure of any such information is prohibited except as authorized in the conduct of Corporation business or otherwise legally mandated. Directors, officers and employees should also take appropriate precautions to ensure that such confidential information is not communicated within the Corporation except to personnel who have a need to know such information to perform their responsibilities for the Corporation.

Examples of confidential information include, but are not limited to: the Corporation’s trade secrets; business trends and projections; information about financial performance; information about clinical trials, new product or marketing plans; research and development ideas, information or results; manufacturing processes; information about potential acquisitions, divestitures and investments; stock splits, public or private securities offerings or changes in dividend policies or amounts; significant personnel changes; and existing or potential major contracts, orders, suppliers, customers or finance sources or the loss thereof.

10.	Insider Trading

In the course of operating the Corporation’s business, directors, officers and employees frequently use or have access to financial information, operating results, and Corporation plans which have not been made public. Directors, officers and employees who have access to confidential information shall use or share that information only for the conduct of the Corporation’s business and in strict conformity with all applicable laws and SEC regulations. This information may be “material,” and federal securities laws prohibit persons having possession of “material” non-public information from trading in the Corporation’s securities and prohibit providing that information to others. A fact is “material” if there is a substantial likelihood that a reasonable investor would consider it important in determining whether to buy, hold or sell securities.

To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal. If any director, officer or employee has questions, please consult the Chief Financial Officer, who may from time to time consult with the Audit Committee.

Furthermore, any director, officer or employee shall trade the securities of the Corporation as per the Trading Policy attached as Appendix D.

11.	Discrimination, Harassment and Retaliation

The diversity of the Corporation’s employees is a tremendous asset and the Corporation is firmly committed to providing equal opportunity in all aspects of employment and will not tolerate discrimination, harassment or retaliation. The Corporation’s policy against discrimination applies to any legally protected status, including race, color, gender, religion, national origin, disability, veteran status and age.

The Corporation also prohibits discriminatory harassment of any employee covered by the policy against discrimination. No director, officer or employee may retaliate against an individual for bringing a complaint of discrimination or for participating in an investigation or proceeding involving a complaint of discrimination. No one may take any action harmful to any person for providing to a law enforcement officer any truthful information relating to the commission or possible commission of any federal offense.

12.	Health and Safety

The Corporation strives to provide its employees with a safe and healthy work environment. Each employee has responsibility for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries and unsafe conditions.

Violence and threatening behavior are not permitted. Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs in the workplace will not be tolerated.

13.	Public Disclosure Obligations; Control Procedures and Financial Reporting Matters

The Corporation’s requirement that directors, officers and employees follow the highest ethical standards applies directly to all actions which involve business accounting, financial reporting, internal accounting controls, auditing matters and public disclosure obligations.

EndoCeutics, Inc. is a public company and as a result files reports and other documents with the SEC and the stock exchanges on which it trades its securities. As well, it issues press releases and makes other public statements that include financial and other information about the business, financial condition and results of operations. Full, fair, accurate, timely and understandable disclosure is required in all reports and documents that the Corporation files with, or submits to, the SEC and in any other public communications.

The laws and regulations applicable to filings made with the SEC, including those applicable to accounting matters, are complex. It is the responsibility of the Chief Executive Officer, the Chief Financial Officer, and the other executive and financial officers to ensure that the Corporation maintains (i) adequate controls over its assets and financial reporting and (ii) adequate controls and procedures to provide full, fair, accurate, timely and understandable disclosure in reports and documents filed with, or submitted to, regulatory authorities and in other public communications

While the ultimate responsibility for the information included in these reports rests with senior management, numerous other employees participate in the preparation of these reports or provide information included in these reports. If an employee is requested to provide, review or certify information in connection with these disclosure controls and procedures, he or she must provide the requested information or otherwise respond in a full, accurate and timely manner. Moreover, even in the absence of a specific request, the employee should report any significant information that he or she believes should be considered for disclosure in the company’s reports to the SEC.

Likewise, any Corporation personnel who becomes aware of a material fact or event involving the Corporation that has not been previously disclosed publicly by the Corporation should immediately report such material fact or event to the Chairman, the Chief Financial Officer, or the chairperson of the Governance Committee.

Cooperation and open communication with internal and outside auditors is required. It is illegal and unethical to take any action to fraudulently influence, coerce, manipulate, or mislead any internal or external auditor engaged in the performance of an audit of the Corporation’s financial statements.

If any Corporation personnel has questions or is uncertain as to how the disclosure controls and procedures may apply in a specific circumstance, he or she shall not hesitate to promptly contact a more senior manager, which senior manager should promptly bring to the attention of the Chief Financial Officer, Chairman or the chairperson of the Governance Committee or the Audit Committee, as appropriate, any information he or she may receive or otherwise have: (i) concerning deficiencies in the design or operation of internal controls that could adversely affect the Corporation’s ability to record, process, summarize and report financial data; (ii) concerning any fraud affecting the Corporation; or (iii) that otherwise affects the disclosures made by the Corporation in its regulatory filings and other public communications.

Periodically, and when relevant, Corporation financial executives, internal auditors and its independent auditors will confirm to the Audit Committee that they are not aware of any material misstatements or omissions in accounting records or documents, or have any concerns about the disclosure under the “management’s discussion and analysis” section of a report. The Corporation’s internal and independent auditors will consult with the Audit Committee on a regular basis to report any identified weaknesses or concerns with respect to internal controls and measures taken to correct or remedy such weaknesses or concerns.

14.	Record-Keeping and Records

The Corporation requires honest and accurate recording and reporting of information in order to make responsible business decisions.

All of the Corporation’s books, records, and accounts must be maintained in reasonable detail, must accurately reflect the Corporation’s transactions and must conform to the Corporation’s system of internal controls and all applicable regulations and standards and accurately reflect the true nature of the transactions they record. Corporation personnel are responsible for the accuracy of their respective records and reports.

Business records and communications often become public and directors, officers and employees should avoid exaggeration, derogatory remarks,

guesswork or inappropriate characterizations of people and companies that can be misunderstood. All of the Corporation’s books, records, accounts, and financial statements are maintained in reasonable detail, appropriately reflect its transactions, and conform both to applicable legal requirements and to the system of internal controls.

This applies equally to e-mail, internal memos and formal reports. Records should always be retained or destroyed according to the Corporation’s record retention policies. In accordance with those policies, in the event of litigation or governmental investigation, a senior manager, such as the Chief Operating Officer, should be consulted.

15.	Reporting and Investigation Procedures – Whistleblower Policy

The Board has adopted procedures for reporting violations or suspected violations of this Code, which procedures may be updated from time to time by the Board (as updated, the “Whistleblower Policy”). The current Whistleblower Policy is attached to this Code as Appendix E.

As supplemented by the attached Whistleblower Policy, a brief overview of the reporting and investigation procedures:

(a) Reporting. Any Corporation personnel who knows or has reasonable cause to suspect a director, officer or other employee of any conflicts of interest or other violations of this Code should report it to the Compliance Officer. For purposes of the Whistleblower Policy, the Compliance Officer shall be the chairperson of the Governance Committee or such other disinterested member of the Governance Committee as appointed from time to time by such committee’s members. Any report may be submitted in the form of a confidential, anonymous complaint; provided, however, any such complaint should contain sufficient information so that a reasonable investigation can be conducted.

(b) No Retaliation. The Corporation does not allow anyone to discipline, discriminate against or retaliate against any person who reports in good faith any conflicts of interest or other violations of this Code or who cooperates in any investigation or inquiry regarding such conduct.

(c) Investigation. The Governance Committee shall investigate any and all violations of this Code and of the Whistleblower Policy. All Corporation personnel are expected to fully cooperate with all investigations regarding this Code. In the event that the Governance Committee determines that a violation of this Code has occurred, the Governance Committee shall be authorized to take any action it deems appropriate, including disciplinary action. In the event that the Governance Committee recognizes that a violation by an executive officer or a director of the Corporation has occurred but elects not to take any remedial or other actions against the offending executive officer or director, the Corporation shall disclose the facts and circumstances of its election to waive this Code by posting the same on the Corporation’s website or by any other such means required under applicable law or the requirements of the Securities and Exchange Commission.

16.	Enforcement mechanisms

This Code will be strictly enforced. Management is required to distribute this Code to all concerns, make sure it is read and understood, enforce this policy and management is not permitted to sanction or condone violations.

The Corporation recognizes the potentially serious impact of a false accusation. All Corporation personnel are expected as part of the ethical standards required by this Code to act responsibly in making complaints. Making a complaint without a good faith basis is itself an ethical violation.

There will be serious adverse consequences for non-adherence to this Code, which may include removal from a position as director or officer and dismissal as an employee of the Corporation. Failure to comply with the standards required by this Code or any of the Corporation’s other policies will result in disciplinary action that may include, without limitation, reprimands, warnings, probation or suspension without pay, demotions, reductions in salary, discharge or removal, and restitution. Certain violations may be referred to public authorities for investigation or prosecution.

17.	Change or Waivers to this Code

Any change or waiver of this Code for executive officers or directors may be made only by the Board and will be promptly disclosed as required by law or applicable regulations. Consents sought and obtained in accordance with the requirements of this Code are not considered waivers.

18.	Amendment of this Code

The Governance Committee shall monitor and periodically evaluate compliance with this Code and its application to the Corporation’s business. The Board may amend this Code on the recommendation of the Governance Committee or on its own motion.

APPENDIX A

Conflicts of Interest Rules

1.	Improper Conflicts of Interest

The Board of Directors (the “Board”) has adopted the following rules to aid in determining whether a relationship or transaction constitutes a conflict of interest. The Board has determined that the following involve an improper conflict of interest under this Code of Business Conduct and Ethics (the “Code”) of EndoCeutics, Inc. (the “Corporation”). This list is not exhaustive and is subject to review and revision by the Board from time to time.

(a) Employees and Officers. An employee or officer must not:

(i) perform services as an employee, officer, director, advisor, consultant (directly or through an entity) or in any other capacity for a significant customer, significant supplier, significant third party contractor or direct competitor of the Corporation, other than at the request, or with the prior approval, of the Corporation;

(ii) have a financial interest in a significant supplier, significant customer, significant third party contractor of the Corporation, other than an investment representing less than one percent (1%) of the voting power of a publicly-held company or less than five percent (5%) of the voting power of a privately-held company; or

(iii) have a financial interest in a direct competitor of the Corporation, other than an investment representing less than one percent (1%) of the voting power of a publicly-held company.

(b) Non-Employee Directors. A non-employee director must not:

(i) perform services as an employee, officer, director, advisor, consultant (directly or through an entity) or in any other capacity for a direct competitor of the Corporation;

(ii) have, or permit any close relative to have, a financial interest in a direct competitor of the Corporation, other than an investment representing less than one percent (1%) of the outstanding shares of a publicly-held company;

(iii) use his or her position with the Corporation to influence any decision of the Corporation relating to a contract or transaction with a supplier, customer or third party contractor of the Corporation if the director or a close relative of the director:

•	performs services as an employee, officer, director, advisor, consultant (directly or through an entity) or in any other capacity for such supplier, customer or third party contractor; or

•	has a financial interest in such supplier, customer or third party contractor, other than an investment representing less than one percent (1%) of the outstanding shares of a publicly-held company; or

(d) induce or otherwise assist or participate, directly or indirectly, in a close relative’s involvement with or investment in a significant supplier, significant customer, significant third party contractor or direct competitor of the Corporation in a manner that would be prohibited for the employee or officer under any of the prohibited activities listed above.

2.	Potential Conflicts of Interest Requiring Disclosure

The Board has determined that the following involve potential conflicts of interest that must be disclosed under this Code and then addressed in any manner determined in accordance with the procedures thereunder:

•

An employee, officer or director has a close relative who serves as an officer or director of a significant supplier, significant customer, significant third party contractor or direct competitor of the Corporation and such service would have been prohibited if the employee, officer or director were serving in that role under Section 1 of these rules.

•

Any other material financial interest of an employee, officer or director in connection with any business relationship with the Corporation or any similar interest of a close relative of any of them that is known to the related employee, officer or director.

3.	Definitions.

(a) “close relative” of a person includes a spouse, parent, sibling, child, mother- or father-in-law, son- or daughter-in-law or brother- or sister-in-law, and any other relative living in the same home with the person.

(b) “significant customer” is a customer that has made during the Corporation’s last full fiscal year, or proposes to make during the Corporation’s current fiscal year, payments to the Corporation for property or services in excess of [5%] of (i) the Corporation’s gross revenues for its last full fiscal year or (ii) the customer’s consolidated gross revenues for its last full fiscal year.

(c) “significant supplier” is a supplier to which the Corporation has made during the Corporation’s last full fiscal year, or proposes to make during the Corporation’s current fiscal year, payments for property or services in excess of [5%] of (i) the Corporation’s gross revenues for its last full fiscal year or (ii) the customer’s consolidated gross revenues for its last full fiscal year.

(d) “significant third party contractor” is a third party contract researcher, manufacturer, distributor or other contractor to which the Corporation has made during the Corporation’s last full fiscal year, or proposes to make during the Corporation’s current fiscal year, payments for property or services in excess of [5%] of (i) the Corporation’s gross revenues for its last full fiscal year or (ii) the customer’s consolidated gross revenues for its last full fiscal year.

APPENDIX B

Procedures for Determining Conflicts of Interest and Waivers

In determining whether a conflict of interest exists and whether to waive a Code of Business Conduct and Ethics (the “Code”) provision in a particular circumstance, the appropriate officer or the Nominating and Corporate Governance Committee (the “Governance Committee”), as the case may be, should also consider:

(1) the person involved in the potential conflict (For example, the more peripheral the person’s relationship to the Corporation is, the less likely that person is to influence the Corporation’s day-to-day operations and therefore the less likely the circumstance is to be disadvantageous to the Corporation);

(2) the nature of the relationship or situation creating the potential conflict of interest (For example, does the issue arise because the person serves as an officer of the Corporation and a director of a contracting party with the Corporation? Is the person a director of the Corporation and an officer of a contracting party with the Corporation? Is the person a director of the Corporation and a director of a contracting party with the Corporation? Or is the director or officer of the Corporation related to a person that is a director or officer of the contracting party with the Corporation? The more peripheral the relationship of the person to either of the companies involved, the less likely that person is able to influence either company’s day-to-day decisions and therefore the less likely the relationship or activity is to be disadvantageous to the Corporation);

(3) the nature of the company with which the director or officer is affiliated (For example, is the company a competitor of the Corporation or a collaborator or a supplier or customer, and how significant a competitor, collaborator, supplier or customer is the company?);

(4) the nature of any proposed transaction, including:

•	the size of the transaction,

•	whether the Corporation has engaged in this type of transaction before, either with this party or others,

•	other connections with the other party,

•	leverage of the other party,

•	whether there were unusual terms associated with the transaction, and whether the terms offered are those that the Board believes would be offered or could be obtained absent the relationship;

•

the level of involvement of the officer or director involving questions in any proposed transaction, including whether the waiver candidate will receive any compensation or other benefit tied to the transaction;

•	whether the individual usurped a corporate opportunity;

•	whether the proposed transaction or relationship would cause a director to lose his status as an independent director; and

•	how any related disclosure would appear in, for example, The Wall Street Journal or other widely disseminated news medium or public forum.

After reviewing these considerations and any others it considers appropriate, the appropriate officer or the Governance Committee, as the case may be, should then consider whether the relationship or activity (i) will adversely affect the Corporation, (ii) was undertaken by the individual in good faith, (iii) constitutes a breach of loyalty to the Corporation and its shareholders, (iv) constitutes a violation of law, and (v) confers an improper personal benefit on the individual.

The appropriate officer or the Governance Committee should then be in a position to determine if a conflict of interest exists and, if so, whether to waive the conflict if the relationship or activity is in the best interests of the Corporation or not opposed to those interests.

APPENDIX C

Board Member Declaration of Disclosure

ENDOCEUTICS INC.

CONFIDENTIAL

BOARD MEMBER DECLARATION OF DISCLOSURE

Name of board member:

Date of disclosure:

I, the undersigned member of the EndoCeutics, Inc. Board of Directors, declare that to the best of my knowledge and upon verification,

The sole position and offices I hold as a board member, administrator, or employee within other companies, corporations, non-profit organizations, or other public, parapublic, or private sector organizations or institutions are:

Position	Name of Organization

Signature

APPENDIX D

Trading Policy

Trading Policy

Approved by the Board of Directors on February 7, 2007

ENDOCEUTICS, INC.

(“EndoCeutics” or the “Corporation”)

TRADING POLICY

In addition to the obligation to file insider reports, the applicable securities laws also impose restrictions on insiders, including directors, officers and certain other employees of the Corporation and its subsidiaries, in respect of the use and dissemination of privileged information. The purpose behind these so-called “insider trading” rules is to ensure that all persons who invest in securities have equal access to information that might affect their investment decisions.

This Trading Policy imposes certain obligations and restrictions on directors, senior managers and certain other employees (“Designated Persons”) of EndoCeutics, the purpose of which is to ensure that EndoCeutics’ practices are consistent with those of other public companies and that the Corporation’s reputation in the marketplace is above reproach.

In addition, all other employees of EndoCeutics who are not Designated Persons must refrain from trading in EndoCeutics securities during quarterly blackout periods as described in this Trading Policy.

This document is intended to (a) describe the trading restrictions and reporting requirements imposed upon you by law as a result of your position within the Corporation, (b) outline EndoCeutics’ trading policy for Designated Persons and, (c) outline EndoCeutics’ Trading Policy for other employees.

1.	INSIDER TRADING

As a EndoCeutics officer or a EndoCeutics director, you are considered, for securities law purposes, to be in a “special relationship” with EndoCeutics. As a result of your position, you may have access to confidential information that is not available to the general public. It is illegal for persons in a special relationship with a public company to purchase or sell securities of that company with knowledge of material information before the material information has been generally disclosed. It is also illegal to “tip” or inform another person, other than in the necessary course of business, of material information before the information has been generally disclosed.

In some circumstances, you might also be considered to be in a “special relationship” with a company with which EndoCeutics has business dealings. If, for example, you were privy to non-public material information regarding the potential acquisition by EndoCeutics of another public company, you would be prohibited from trading in securities of the target company until the information had been generally disclosed.

Additional persons who are considered to be in a special relationship with EndoCeutics include your spouse, children and other relatives residing in your home. Accordingly, they are prohibited from trading in EndoCeutics’ securities if they are in possession of undisclosed, material information about the Corporation. Similarly, they may not pass that information along to another party.

2.	MATERIAL INFORMATION

“Material Information” is any information relating to the business and affairs of EndoCeutics that results in, or would reasonably be expected to result in, a change in the market price or value of the Corporation’s securities. Information is material if a reasonable investor would consider it to be important in deciding whether to buy, sell or hold shares of the Corporation. Examples of such information would include:

(i)	a significant acquisition, disposition or merger involving EndoCeutics;

(ii)	a new issue of securities or a significant change in EndoCeutics’ capital structure;

(iii)	a change in corporate structure, such as reorganizations, amalgamations, etc.;

(iv)	take-over bids or issuer bids;

(v)	a change in EndoCeutics’ dividend policy;

(vi)	a significant change in EndoCeutics’ lending arrangements;

(vii)	development of new products and developments affecting the Corporation’s resources, technology, products or market;

(viii)	a significant change in expected earnings or revenues;

(ix)	entering into or loss of significant contracts;

(x)	major operational events or incidents;

(xi)	changes in capital investment plans or corporate objectives;

(xii)	significant changes in management;

(xiii)	significant litigation;

(xiv)	major labour disputes or disputes with major contractors or suppliers;

(xv)	events of default under financing or other agreements;

(xvi)	significant developments in research or development (R&D) activities; and

(xvii)	any significant issues with material suppliers.

This list is not intended to be exhaustive.

3.	INSIDER TRADING REPORTS

Also, if you are a director or officer of EndoCeutics, you are also an “insider” of EndoCeutics under securities legislation. Accordingly, if you acquire, dispose of, or otherwise make a change in your ownership of securities of EndoCeutics, you must complete an Insider Trading Report and file same with the appropriate securities regulatory authorities in the United States, and in each Province and Territory in Canada if required, within ten days of the transaction.

You must report trades in shares you hold directly or indirectly (e.g. through a trust, holding or investment company) and shares over which you exercise control or direction, either by virtue of family relationships (e.g. young children) or agreement.

The obligation to file the report rests with the individual and not the Corporation. Until further notice, however, the Chief Financial Officer or any other person so designated (the “Filing Officer” or the “FO”) will arrange the filing of reports on your behalf and therefore must be informed of any transactions on a timely basis. All insiders have been notified of the procedures for reporting transactions to the FO in a separate communication, but if you require further information, please send your inquiries to the FO.

If you elect to file an Insider Report directly, you must provide a copy to the FO at the time of filing.

Note, however, that family members are not required to file Insider Trading Reports, which are discussed above.

4.	PENALTIES

Violation of the insider trading rules, i.e., trading when you have undisclosed, material information about the Corporation, can result in significant monetary penalties and/or imprisonment. You may be liable to compensate a person who suffered a loss as a result of the transaction and may be accountable to the Corporation for any profit you made on the trade.

Failure to file an Insider Trading Report can also result in significant monetary penalties and/or imprisonment.

5.	TRADING GUIDELINES FOR DESIGNATED PERSONS

The following guidelines apply to all directors, senior managers and certain other employees to whom a notice of designation of applicability of these guidelines will have been sent by the FO. It is not always clear whether information would be considered to be material or what the market’s reaction to certain information would be. Because of this uncertainty, it is possible that you might be found, with the benefit of hindsight, to have improperly traded on inside information. It may also be difficult for you to prove that you were unaware of the existence of certain information if you are regularly in a position to have access to inside information.

It is also important to recognize the frequency with which EndoCeutics is involved in acquisitions and other significant transactions.

The trading guidelines that follow are designed to ensure that EndoCeutics and its directors, its most senior employees and certain other employees likely to be in possession of undisclosed material information are seen at all times to be acting in an exemplary manner and to ensure that neither the Corporation nor its management is ever unwittingly faced with an embarrassing situation.

5.1	Quarterly Blackout Periods

A blackout period will be in effect from and including the first day subsequent to the end of a fiscal quarter until 48 hours following the release of the Corporation’s quarterly and year-end financial results. During this period, you may not trade in EndoCeutics’ securities.

5.2	Pre-Clear Trades with Ombudsman

The Corporation has appointed a person namely the chairman of the Board of Directors or, in his absence, the FO, who shall be responsible for applying this policy (hereinafter referred to as the “Ombudsman”).

Any Designated Person is requested to ask the Ombudsman for an opinion prior to trading in the Corporation’s securities. The request submitted to the Ombudsman shall contain sufficient information to enable him or her to rule on the sole basis of the request. The Ombudsman shall respond to the person making the request promptly after receiving it. There may be occasions where you will be advised that you cannot trade until further notice.

5.3	Post Press Release

In the event that EndoCeutics issues a press release disclosing material information, you are prohibited from trading in the Corporation’s securities for a period of 48 hours following the release.

5.4	No Short-Term Transactions

The Corporation expects the Designated Persons to avoid speculative transactions aimed at short-term profits. You may not sell short, purchase put options or sell call options on EndoCeutics’ securities.

5.5	No Standing Orders

In order to avoid inadvertent conflict with this Policy, you are strongly urged to not place standing selling or purchase orders with a broker.

5.6	Communications and Quiet Period

Any communications with the media, investors or analysts must be directed to one of the members of the Disclosure Policy Committee as indicated in the Disclosure and Confidentiality Policy. This is particularly important during the Corporation’s “quiet period”, which begins on the first day subsequent to the end of a fiscal quarter and continues until the release of the Corporation’s financial results. During this period, the Corporation exercises particular caution with respect to public statements regarding the Corporation’s financial results and prospects.

5.7	Disclosure, Transaction

Any director, officer or employee of the Corporation or any of its subsidiaries who is or feels obliged to communicate privileged information in connection with a particular transaction binding the Corporation or any of its subsidiaries shall, prior to disclosing such privileged information, determine with the Chief Executive Officer (“CEO”), or, in his absence, with the Chief Financial Officer (“CFO”) and with the support of the FO, if required, the circumstances, nature and scope of the disclosure that may be made.

5.8	Limited Group

The negotiation of any transaction binding the Corporation or any of its subsidiaries and likely to affect the market prices or values of the Corporation’s securities shall be brought only to the attention of persons who are to participate therein and shall be restricted to the most reasonably limited group of persons, to whom it must be explained that since the information concerned is privileged information, they become persons contemplated by this policy.

5.9	Duty of Loyalty

Moreover, this policy pertains to “insider transactions” as governed by the Securities Act. It shall not cause directors, officers or employees of the Corporation to lose sight of the fact that they also have general duties of loyalty toward the Corporation, pursuant to the general principles of civil and corporate law, prohibiting them from using on their behalf any information, whether privileged or not, which they obtain, as the case may be, by reason of their duties or in the performance of their mandates or work.

5.10	Warning

This policy is neither perfect nor exhaustive. Its purpose is to assist the persons concerned to comply with the above-mentioned statutory provisions. The Corporation cannot guarantee to anyone that the mere fact of complying with this policy shall have the effect of precluding any contravention of such provisions and is discharged from any liability in such respect. When in doubt, the person concerned is requested to consult his own legal adviser, at his expense.

Given the importance of EndoCeutics’ reputation in the marketplace and the need to ensure that all of our investors are on equal footing with respect to material information concerning the Corporation, it is important to act prudently. If you are in doubt as to whether a particular trade would violate these guidelines, you should refrain from trading or seek clarification on this Policy from the Ombudsman.

6.	TRADING GUIDELINES FOR ALL OTHER EMPLOYEES

If you are not a director, senior manager or employee who has received a notice of designation of applicability of the guidelines in Section 5 above, you are less likely to come across undisclosed material information with respect to the Corporation in your daily activities. For this reason, the less onerous trading guidelines set forth below will be applicable to you. Please note that should you become aware of undisclosed material information with respect to the affairs of the Corporation of the type referred to under Section 2 above, you are to refrain from trading in the Corporation’s securities notwithstanding that the specific guidelines below do not prohibit trading.

6.1	Quarterly Blackout Periods

A blackout period will be in effect from and including the first day subsequent to the end of a fiscal quarter until 48 hours following the release of the Corporation’s quarterly and year-end financial results. During this period, you may not trade in EndoCeutics’ securities.

You will receive a memo from the FO providing you the dates of the quarterly blackout periods. Quarterly blackout periods will also be posted.

6.2	Ad Hoc Blackout Periods

In addition to the regular quarterly blackout periods, the Corporation may also impose ad hoc blackout periods by reason of impending corporate developments which may constitute material undisclosed information. When these ad hoc blackout periods are issued, you will receive an e-mail from the FO announcing the start of the ad hoc blackout period and a further e-mail announcing the end of such ad hoc blackout period. During these periods, you may not trade in EndoCeutics’ securities.

7.	REQUEST FOR RELIEF

Should you need to trade in EndoCeutics’ securities during any quarterly blackout period or ad hoc blackout period for personal reasons, you may apply for a special waiver of the trading ban to the FO.

*    *    *

APPENDIX E

Whistleblower Policy

This Code of Business Ethics and Conduct (“Code”) of EndoCeutics, Inc. (the “Corporation”) requires directors, officers and employees to practice honesty and integrity in fulfilling their responsibilities and to observe high standards of business and personal ethics in the conduct of their duties and responsibilities.

Reporting Responsibility

It is the responsibility of all directors, officers and employees to comply with this Code and to report violations or suspected violations in accordance with this Whistleblower Policy.

No Retaliation

No director, officer or employee who in good faith reports a violation of this Code (for purposes hereof, a “Whistleblower”) shall suffer harassment, retaliation or adverse employment consequence. Any Corporation personnel who retaliates against a Whistleblower is subject to discipline, including possible removal as director or officer or termination of employment, as applicable. This Whistleblower Policy is intended to encourage and enable employees and others to raise serious concerns within the Corporation prior to seeking resolution outside the Corporation.

Reporting Violations

This Code encourages Whistleblowers to share their questions, concerns, suggestions or complaints with someone who can address them properly. In most cases, a Whistleblower’s supervisor is in the best position to address an area of concern. However, if a Whistleblower is not comfortable speaking with his or her supervisor or if a Whistleblower is not satisfied with his or her supervisor’s response, the Whistleblower is encouraged to speak with someone in senior management with whom the Whistleblower is comfortable approaching.

Supervisors and senior management are charged with exercising appropriate judgment in determining which matters can be reviewed under their authority and which matters must be referred to a higher level of management, including the Compliance Officer or other disinterested member of the Corporation’s Nominating and Corporate Governance Committee (the “Governance Committee”). The exercise of judgment should err on the side of upward reporting.

Oral reports should normally be documented by the supervisor by a written transcription of the oral report, and internal communications regarding allegations of improper conduct should normally be in writing.

Reporting by Whistleblower may be through the use of the Corporation’s:

•	electronic or regular mail, or

•	personal visit with the supervisor, Compliance Officer or other disinterested member of the Governance Committee, as the case may be.

All reported cases shall be categorized according to content and logged to ensure appropriate retention by the Corporation.

Compliance Officer

The Corporation’s “Compliance Officer” is the chairperson of the Nominating and Corporate Governance Committee or such other disinterested member thereof as may be appointed by the Governance Committee from time to time.

Except with respect to accounting and auditing matters, the Corporation’s Compliance Officer is responsible for investigating and resolving all reported complaints and allegations concerning violations of this Code and, at his or her discretion, shall advise the Chairman. The Compliance Officer shall have direct access to the Audit Committee of the Corporation’s board of directors. Consulting with the supervisors and senior management, as the case may be, is also encouraged when addressing reported complaints and concerns raised by the Whistleblower.

Accounting and Auditing Matters

Concerns and complaints received by the Compliance Officer from Whistleblowers as well as vendors, contractors or other third parties regarding accounting practices, internal accounting and other financial controls, or auditing matters shall be promptly reported to the Corporation’s Chief Financial Officer, who shall notify the Audit Committee of any such reported concern or complaint and work with the Audit Committee until the matter is resolved. The Chief Financial Officer shall be responsible for the handling of such concerns and complaints and shall report to the Audit Committee the actions taken or to be taken.

Coincident with the Audit Committee’s review of the Corporation’s annual and, if applicable, quarterly financial filings with the Securities and Exchange Commission, the Compliance Officer and other management personnel, as appropriate, shall report to the Audit Committee all matters, including those unresolved from prior reports, related to the receipt, retention, and treatment of complaints or concerns received by the Corporation regarding accounting, internal accounting controls or auditing matters.

The Compliance Officer shall periodically, but no less than annually, meet with the Audit Committee to review all complaints or concerns with respect to accounting practices, internal accounting controls or auditing matters brought to the attention of the Governance Committee. However, the Compliance Officer shall promptly report to the chairman of the Audit Committee any and all complaints or concerns with respect to accounting practices, internal accounting controls or auditing matters involving the Chairman, the President, the Chief Executive Officer, the Chief Financial Officer, the principal accounting officer or the Corporation’s Independent Auditor.

Acting in Good Faith

Anyone filing a complaint concerning a violation or suspected violation of this Code must be acting in good faith and have reasonable grounds for believing the information disclosed indicates a violation of this Code.

Reports should be factual rather than speculative or conclusory, and contain as much specific information as possible to allow for proper assessment of the nature, extent and urgency of preliminary investigative procedures. Anonymous whistleblowers must provide sufficient corroborating evidence to justify the commencement of an investigation. An investigation of unspecified wrongdoing or broad allegations will not be undertaken without verifiable evidentiary support. Because investigators are unable to interview anonymous whistleblowers, it may be more difficult to evaluate the credibility of the allegations and therefore, less likely to cause an investigation to be initiated.

Any allegations that prove not to be substantiated and which prove to have been made maliciously or knowingly to be false will be viewed as a serious disciplinary offense.

Confidentiality

Violations or suspected violations may be submitted on a confidential basis by the complainant or may be submitted anonymously. Reports of violations or suspected violations will be kept confidential to the extent possible with in the limitation of the law, consistent with the need to conduct a competent and adequate investigation.

Whistleblowers should be cautioned that their identity may become known for reasons outside of the control of the investigators or management of the Corporation. Similarly, the identity of the subject(s) of the investigation will be maintained in confidence with the same limitations. Should the whistleblower self-disclose his or her identity, the Corporation will no longer be obligated to maintain such confidence

Handling of Reported Violations

The Compliance Officer will notify the Whistleblower and acknowledge receipt of the reported violation or suspected violation within five (5) business days. All reports will be promptly investigated and appropriate corrective action will be taken if warranted by the investigation.

The action taken will depend on the nature of the concern. Matters raised may be investigated by management, by internal inquiry or through the disciplinary process. Alternatively, matters raised may be subject to independent inquiry. Relevant matters may also be subject to investigation by the police. However, in order to safeguard both the Corporation and individuals, initial inquiries will be made to determine whether the commitment of resources to any form of investigation would be appropriate. These initial inquiries would also assist in determining the most appropriate process for the consideration of the concern.